EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	September 30, 2005

Income before provision for income taxes and fixed charges (Note A)	$65,882,247

Fixed charges:
Interest on first mortgage bonds and secured debt	$9,389,031
Amortization of debt discount and expense less premium	1,946,344
Interest on short-term debt	170,424
Interest on unsecured long-term debt	12,916,796
Interest on note payable to securitization trust	4,250,000
Other interest	519,827
Rental expense representative of an interest factor (Note B)	28,101

Total fixed charges	$29,220,523

Ratio of earnings to fixed charges	2.25	x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).